HINDALCO

ADITYA BIRLA GROUP

82-3428

AM:PVK:939:2005

Date:- 16th November, 2005

**Securities and Exchange Commission**
**Attn: International Corporate Finance**
Division of Corporate Finance
00 F Street, NE
Washington D.C. 20549
**United States of America**
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2005 NOV 23 P 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Re.: Hindalco Industries Limited**
**Rule 12g3-2(b) Exemption file No. 82-3428**

**Dear Sir,**

Sub:- **Performance Update for the half year ended 30th September, 2005.**

Please find enclosed herewith 3 (Three) Printed Copies of the Performance Update of Hindalco Industries Limited for the Half Year ended 30th September, 2005, for your ready reference and record.

Please find the above in order and acknowledge.

05012781

Thanking you,

Yours faithfully,
**For HINDALCO INDUSTRIES LTD**

**ANIL MALIK**
**Company Secretary**

Encl:- as above

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

11/23

# HINDALCO INDUSTRIES LIMITED

Performance Update
for the half year ended 30th September 2005

# HINDALCO INDUSTRIES LIMITED

## Performance Update – H1 FY06

**Dear Shareholders,**

It is my pleasure to share with you the performance of your Company for the first half of the fiscal 2005-06 (H1 FY06) amidst intense cost pressures. The Aluminium business performance has been robust with higher revenues and superior margins, notwithstanding higher input prices. The Copper business, however, experienced difficult conditions on account of certain operational issues, which were exacerbated by high backwardation on LME, tariff cuts, removal of export benefits and domestic currency appreciation. Despite the adverse business environment, your Company has reported a 8% rise in Revenues to Rs. 48,686 million and 13% increase in Net Profit to Rs. 6,014 million for H1 FY06.

Let me first brief you on the key strategic initiatives taken during H1 FY06.

***Commissioned the Brownfield Expansion in Copper***

In July, 2005, your Company commissioned the brownfield expansion raising its Copper smelter capacity from 250 ktpa to 500 ktpa. The ramp-up is progressing satisfactorily in line with plans. Once completed, it will position Dahej as the World's largest single location custom smelter.

***Stock Split***

The Board of Directors of your Company had proposed to sub divide the face value of its equity shares from Rs.10 per share to Rs.1 per share in its meeting held on July 12, 2005. This was done to encourage more active retail participation and to address the concerns of reduced liquidity and increased volatility. The proposal was subsequently approved by the shareholders at the Extra-Ordinary General Meeting on August 6, 2005.

***Aggressive Growth Plan Charted Out***

Your Company has unveiled an aggressive growth plan which shall position your Company into the global league. We believe that India offers significant growth opportunities both in Alumina and Aluminium due to strategic cost advantages and proximity to key markets.

To capitalize on these opportunities your Company had announced several brownfield and greenfield projects. Let me update you on the progress made.

Alumina brownfield expansion at Muri (110 ktpa to 450 ktpa)

Your Company has signed a technology agreement with Alcan and orders have been placed for all major long delivery items. All relevant environmental clearances are in place and bauxite mine leases are in the final stage of getting approvals. Considerable progress has been made on the construction work and the project is likely to be commissioned by H2 FY07.

Smelter & Power brownfield expansion at Hirakud in phases (65 ktpa to 146 ktpa, 167.5 MW to 317.5 MW)

This project is being implemented in two phases – Phase I (65-100 ktpa) and Phase II (100-146 ktpa). Your Company has entered into a technology agreement with GAMI for conversion of existing Soderberg pot lines to pre-bake lines. We have received environmental clearances from MoEF for phase I; clearances for phase II are expected soon. Construction work is at an advanced stage. Phase I is likely to be commissioned by 2nd half FY07 while the phase II is expected to be commissioned by 2nd half FY08.

Utkal Alumina : JV with Alcan (1,000 ktpa expandable to 1,500 ktpa , 55% owned by Hindalco)

Mining leases for 195 Mn MT of bauxite have been obtained and land acquisition completed successfully. All relevant statutory clearances are in place. The selection of technology supplier is nearing conclusion. Site work and implementation of Rehabilitation & Resettlement package is in progress and the project is likely to be commissioned by CY09.

Aditya: Greenfield Integrated Aluminium Project (1,000 ktpa Alumina, 250 ktpa Smelter, 650 MW Power)

As you are aware, your company had signed an MoU with the Government of Orissa to set up an integrated aluminium project in the State. Subsequently, significant headway has been made. Bauxite mining leases have been allotted for the project and your Company has entered into an agreement for a mining joint venture with the Orissa Mining Corporation. A Rehabilitation and Resettlement package has been submitted to the Government for approval and land acquisition is on course. In addition, your Company is also evaluating proposals to enhance the scope of the project and expand the Alumina capacity from 1,000 ktpa to 1,500 ktpa, Smelter capacity from 260 ktpa to 325 ktpa and power generation capacity from 650 MW to 750 MW.

Projects under evaluation

You would recall that your Company had signed a MoU with the Government of Jharkhand to set up a 325 ktpa aluminium smelter and a 750 MW power plant at Rajbar, Jharkhand. Your Company's application for allotment of a captive coal mine has been supported with a strong recommendation by the State Government. Furthermore, your Company is also finalising proposals for expanding Belgaum Alumina refining capacity from 350 ktpa to 650 ktpa.

***Rights Issue***

To part finance its ongoing expansion projects your Company's Board has approved a Rights Issue to raise funds not exceeding Rs. 2,500 Crores. The ratio for the Rights Issue will be 1:4, i.e., one share of Re. 1 for every four equity shares of Re. 1 each held by the shareholder as on the

Record Date (i.e. November 28, 2005). Your Company is in the process of obtaining necessary approvals from SEBI, the Stock Exchanges, RBI and other concerned authorities. The price for the Rights Issue is Rs. 96/- per share i.e. equity share of Re. 1/- each at a premium of Rs. 95/- per share.

Let me now move on to financial and operational details for the period.

*FINANCIAL REVIEW AND ANALYSIS*

*Rs. Millions*

| Particulars | H1 FY06 | H1 FY05 | Change (%) | FY05 |
|---|---|---|---|---|
| Net Sales & Operating Revenues | 48,686 | 45,175 | 7.8% | 95,233 |
| Other Income | 1,263 | 1,580 | -20.1% | 2,700 |
| **PBDIT** | **12,186** | **11,596** | **5.1%** | **25,466** |
| Interest | 1,000 | 879 | 13.8% | 1,700 |
| Depreciation | 2,454 | 2,142 | 14.6% | 4,633 |
| **Profit Before Taxes** | **8,732** | **8,575** | **1.8%** | **19,133** |
| Provision for Taxes | 2,718 | 3,239 | -16.1% | 6,464 |
| Current Tax | 2,262 | 2,476 | -8.6% | 5,705 |
| Deferred Tax | 412 | 763 | -46.0% | 759 |
| Fringe Benefits Tax | 44 | - | - | - |
| **PAT** | **6,014** | **5,336** | **12.7%** | **12,669** |
| Extraordinary Items | - | - | | 91 |
| **Net profit for the Period** | 6,014 | 5,336 | 12.7% | 12,578 |
| Provision for Deferred Tax for earlier years | - | - | | (716) |
| **Net profit** | **6,014** | **5,336** | **12.7%** | **13,294** |
| EPS (Rs. for the period) | 6.5 | 5.8 | 12.7% | 14.3 |

- Net Sales & Operating Revenues are up by 7.8% YoY on the back of strong volume growth in Aluminium and higher prices for both the metals on LME. Although LME gains were largely limited due to considerable appreciation in the domestic currency and reduction of import duty, revenues grew by 9.6% and 7.1% in the aluminium business and the copper business respectively.

- Other Income was 20.1% lower than that for the corresponding period in the previous year, notwithstanding better yields and higher income on treasury investments. This was on account of additional one time income during H1 FY05 in the form of Interest on Income Tax Refund.

- Gross Interest & Finance charges increased by 16.6% to Rs. 1,191 million from Rs. 1,022 million for H1FY05 consequent to the rise in working capital requirement for copper business necessitated by the rising LME prices. Net Interest & Finance charges rose to Rs. 1,000 million reflecting an increase of 13.8% from Rs. 879 million for H1 FY05

- Depreciation charges rose by 14.6% to Rs. 2,454 million owing to capitalisation of Hirakud power plant and Dahej copper smelter expansions.

- Operating profit increased by 9% YoY in spite of the challenging conditions faced by the Copper business. Profit before tax was marginally higher at Rs. 8,732 million as compared to Rs. 8,575 million due to increased depreciation and interest expenditure. However, Profit after Taxes increased by 13% as effective tax rate declined to 31.1% for H1 FY06.

Let me now dwell on the details of operations.

OPERATIONAL REVIEW AND ANALYSIS

### Aluminium Business

The Aluminium business demonstrated a strong all round performance for the first half ended September 30, 2005, driven by higher volumes, improved realisations and enriched product mix. On the cost front, rising inputs costs posed a significant challenge. However, the impact on margins largely contained through better operating efficiencies and innovative practices.

Primary aluminium production expanded to 213,368 MT through continued de-bottlenecking efforts at Renukoot smelter. Wire rods output rose by 7% to 33,320 MT while Value Added Products (VAP) output increased by 8% YoY. Alloy wheels production recorded a remarkable jump of 79% to 85,979 wheels.

Sales volume grew across all products segments, except primary metal. Your Company converted higher quantity of primary aluminium into VAP and sold only the residual metal in primary form. The share of VAP volumes in total metal products sales increased to 48.4% from 46.8%.

Average metal realisations grew by 5% from Rs.104,100 /MT to Rs.109,400 /MT, while average VAP premium over primary metal increased by 10% from Rs. 31,300 /MT to Rs. 34,300/ MT. Realisations gains were, to a large extent, capped by rupee appreciation and reduction in import duty on aluminium.

| | Production | | | | Sales Volumes (MT) | | | Net Sales (Rs. Million) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| ***Aluminium*** | Unit | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) |
| Alumina | MT | 586,055 | 569,734 | 3% | 181,052 | 149,935 | 21% | 3,435 | 2,602 | 32% |
| Aluminium Metal | MT | 213,368 | 197,283 | 8% | 73,635 | 75,415 | -2% | 6,787 | 6,697 | 1% |
| Wire Rod | MT | 33,628 | 31,549 | 7% | 33,320 | 32,029 | 4% | 3,212 | 2,974 | 8% |
| Rolled Products | MT | 93,043 | 85,815 | 8% | 72,442 | 68,463 | 6% | 8,503 | 7,654 | 11% |
| Extruded Products | MT | 15,206 | 13,536 | 12% | 14,872 | 13,297 | 12% | 1,827 | 1,522 | 20% |
| Aluminium Foils | MT | 13,189 | 13,087 | 1% | 12,983 | 12,836 | 1% | 2,354 | 2,188 | 8% |
| Alloy Wheels | No. | 85,979 | 47,929 | 79% | 76,166 | 50,746 | 50% | 145 | 88 | 65% |
| Others | | | | | | | | 1,285 | 784 | 64% |
| **Total** | | | | | | | | **27,548** | **24,509** | **12%** |

Helped by enlarged volumes, better realisations and a richer product mix, total revenue grew by 12% to Rs. 27,548 million. The business faced cost pressures due to unilateral reduction in coal linkages by the Ministry of Coal necessitating purchases from e-auction at higher prices. High caustic soda prices and steep rise in furnace oil prices impacted further. Notwithstanding these cost pressures, the cost control measures adopted helped improve EBITDA margins by 339 bps from 34.8% to 38.2% for H1 FY06.

**COPPER BUSINESS**

Your Company's Copper business experienced extremely difficult operating conditions. The unprecedented floods in Gujarat, underperformance of the 180 ktpa Smelter I and lower than anticipated utilization of the 70 ktpa Smelter II due to refractory life stabilisation issues resulted in a shortfall in production.

Commissioning of a new Copper Smelter is always associated with a long-drawn ramp-up process, and the experience at Dahej is no exception as it is also going through a phase of teething problems for the new 250 ktpa Smelter III.

Consequently, Copper Cathodes production declined from 106,602 MT to 99,243 MT; CC Rods output followed suit and stood at 42,282 MT vis-à-vis 46,237 MT. By-products moved in line with smelter production, except Gold output which increased by 6% from 2.676 MT to 2.838 MT.

| | Production | | | | Sales Volumes (MT) | | | Net Sales (Rs. Million) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| ***Copper*** | Unit | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) |
| CC Rods | MT | 42,282 | 46,237 | -9% | 41,520 | 46,108 | -10% | 7,747 | 7,305 | 6% |
| Copper Cathodes | MT | 99,243 | 106,602 | -7% | 55,664 | 61,624 | -10% | 9,173 | 8,337 | 10% |
| Sulphuric Acid | MT | 119,502 | 121,739 | -2% | 117,852 | 132,164 | -11% | 205 | 190 | 8% |
| DAP & Complexes | MT | 124,900 | 145,502 | -14% | 122,302 | 152,342 | -20% | 1,648 | 2,037 | -19% |
| Gold | MT | 2.838 | 2.676 | 6% | 3.034 | 2.554 | 19% | 1,832 | 1,509 | 21% |
| Silver | MT | 16.109 | 17.659 | -9% | 17.504 | 17.051 | 3% | 178 | 167 | 6% |
| Others | | | | | | | | 358 | 1,122 | -68% |
| **Total** | | | | | | | | **21,141** | **20,666** | **2%** |

Although sales volumes declined on account of production shortfall, revenues increased from Rs. 20,666 million to Rs. 21,141 million by reason of high Copper prices on LME.

The shortfall in production resulted in revenue and contribution loss, which along with expenses relating to the ramp up phase of Smelter III and high backwardation prevailing throughout the period impacted the results adversely, in spite of higher Tc/Rc. As a result, EBITDA margin declined from 7.9% to 2.4% for the period.

Looking ahead, Copper Smelter – I is due for a maintenance shutdown to be taken during the ensuing quarter. The performance of Smelter – II is expected to be better as the trials are on with the leading global refractory manufacturers to address the refractory life stabilisation issues. With the gradual ramp-up of the Smelter III, your Company expects aggregate copper production for H2 FY06 to be higher than that for H1 FY06, with the real improvement coming through in Q4.

### *Industry Outlook*

#### Aluminium

Global Aluminium demand continues to grow at a sustainable rate of 4-5%. This is driven by different end-use demand from different regions.

Reconstruction activity in Southern US after the hurricane damage is expected to boost metal consumption, particularly aluminium. In addition, the trucks and trailers market is anticipated to support the overall North American demand. Demand from the aerospace market continues to support the European consumption growth. Moderate growth is predicted in South Asian consumption fuelled mainly by the electronics segment.

Global alumina refining costs are under upward pressure on account of high caustic soda and energy prices. With refineries operating at close to full capacities, there is a large risk that output growth may fail to catch up with smelter output next year. The tightness in alumina market may test the traditional contract price ratio of 12-13% to aluminium prices.

Global aluminium production costs are on a similar trend, pushed by high alumina and energy prices. The resultant cost pressures are likely to limit the downside as smelters operating at the higher end of the cost curve may become unviable should the prices fall. In addition, aluminium inventories are at historically low levels in terms of weeks' consumption. Factoring the above, we expect the prices to remain high and move in the range of $1,850 – $2,000 per MT over the medium term.

Domestic aluminium consumption grew by 15% in the first half of the current fiscal. Your Company expects the metal demand to grow at double digits for the year, as automobiles, construction and power sectors continue to boost metal consumption. It is anticipated that India will become an increasingly large consumer of metals given the huge spending on infrastructure projects envisaged by the Government over the next 3-4 years.

#### *Copper*

Copper prices have risen rapidly on account of supply disruptions, inspite of a rather flat demand. Global demand supply position is likely to move to a balanced situation over the next 9-12 months. However, a considerable deficit of 2.5 Mn tons is forecast for 2006 in the Asian region, which is expected to widen to 3.2 Mn tons by 2009.

Long term Tc/Rc for the next year are likely to be approximately 25% higher as compared to current year as smelters have bargaining edge over mines on account of surplus supply of concentrates. This is also reflected in the spot Tc/Rc which had risen to historically high levels of 45-48c/lb due to simultaneous maintenance shutdowns by a number of Smelters in Apr-May'05 period, although subsequently, the spot terms have come down to more moderate levels of 40c/lb. However, the current concentrate surplus is likely to taper off towards the end of 2006 as smelter demand catches up and leading the spot terms to normalized levels.

#### *Conclusion*

Your Company is well positioned to capitalize on the market opportunities, that Copper and Aluminium metals present. The Aluminium business is set for a high growth phase with higher volumes and stable margins. In Copper, your Company expects production to stabilise by the fourth quarter after which benefits of expanded scale and market conditions will start yielding dividends.

As always, we look forward to your valued support.

Yours sincerely,

D. Bhattacharya
Managing Director

Dated: 14th November, 2005.

---

### *CAUTIONARY STATEMENT*

*Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.*

# HINDALCO INDUSTRIES LIMITED

**Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025**

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2005

(Rupees in Million)

| | Particulars | Quarter ended 30/09/2005 (Audited) | Quarter ended 30/09/2004 (Unaudited) | Half year ended 30/09/2005 (Audited) | Half year ended 30/09/2004 (Unaudited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|---|
| 1 | Net Sales & Operating Revenues | 26,608 | 24,559 | 48,686 | 45,175 | 95,233 |
| 2 | Other Income | 927 | 1,065 | 1,263 | 1,580 | 2,700 |
| 3 | Total Expenditure | 21,729 | 19,153 | 37,763 | 35,159 | 72,467 |
| | (a). (Increase)/Decrease in Stock in Trade | (1,518) | (867) | (4,020) | (2,103) | (2,557) |
| | (b). Consumption of Raw Materials | 15,020 | 12,600 | 26,393 | 23,108 | 46,396 |
| | (c). Staff Cost | 1,161 | 1,039 | 2,253 | 2,083 | 4,126 |
| | (d). Manufacturing and Operating Expenses | 6,018 | 5,247 | 11,211 | 9,823 | 20,112 |
| | (e). Other Expenditure | 1,048 | 1,134 | 1,926 | 2,248 | 4,390 |
| 4 | Interest & Finance Charges | 539 | 439 | 1,000 | 879 | 1,700 |
| 5 | Gross Profit | 5,267 | 6,032 | 11,186 | 10,717 | 23,766 |
| 6 | Depreciation | 1,285 | 1,085 | 2,454 | 2,142 | 4,633 |
| 7 | Profit before Tax & Extra Ordinary Items | 3,982 | 4,947 | 8,732 | 8,575 | 19,133 |
| | Extra Ordinary Expenses | - | - | - | - | 91 |
| 8 | Profit before Tax | 3,982 | 4,947 | 8,732 | 8,575 | 19,042 |
| 9 | Provision for Tax | 1,217 | 1,967 | 2,718 | 3,239 | 6,464 |
| | (a). Provision for Current Tax | 987 | 1,517 | 2,262 | 2,476 | 5,705 |
| | (b). Provision for Deferred Tax | 200 | 450 | 412 | 763 | 759 |
| | (b). Provision for Fringe Benefits Tax | 30 | - | 44 | - | - |
| 10 | Net Profit for the period | 2,765 | 2,980 | 6,014 | 5,336 | 12,578 |
| | Provision for deferred tax for earlier years | - | - | - | - | (716) |
| 11 | Net Profit | 2,765 | 2,980 | 6,014 | 5,336 | 13,294 |
| 12 | Paid-up Equity Share Capital | | | | | |
| | (Face Value : Re.1/- per Share) | 928 | 928 | 928 | 928 | 928 |
| 13 | Reserves | | | | | 75,738 |
| 14 | Basic & Diluted EPS (Rs.) | 3 | 3 | 6 | 6 | 14 |
| 15 | Aggregate of non-promoter shareholding | | | | | |
| | (a). Number of shares | | | 687,009,680 | 685,087,470 | 687,067,400 |
| | (b). Percentage of shareholding | | | 74.05% | 74.08% | 74.06% |

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

| Particulars | Quarter ended 30/09/2005 (Audited) | Quarter ended 30/09/2004 (Unaudited) | Half year ended 30/09/2005 (Audited) | Half year ended 30/09/2004 (Unaudited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|
| 1. Segment Revenue | | | | | |
| (a) Aluminium Business | 14,141 | 12,907 | 27,548 | 24,509 | 52,521 |
| (b) Copper Business | 12,464 | 11,633 | 21,141 | 20,666 | 42,712 |
| | 26,605 | 24,540 | 48,689 | 45,175 | 95,233 |
| Less: Inter Segment Revenue (Adjustment) | 3 | 19 | (3) | - | - |
| Net Sales/Income from operations | **26,608** | **24,559** | **48,686** | **45,175** | **95,233** |
| 2. Segment Results (Profit/Loss before Tax and Interest from each Segment) | | | | | |
| (a) Aluminium Business | 4,345 | 3,640 | 8,729 | 6,904 | 15,957 |
| (b) Copper Business | (692) | 698 | (163) | 1,102 | 2,538 |
| | 3,653 | 4,338 | 8,566 | 8,006 | 18,495 |
| Less: Interest & Finance Charges | (539) | (439) | (1,000) | (879) | (1,700) |
| | 3,114 | 3,899 | 7,566 | 7,127 | 16,795 |
| Add: Other un-allocable Income net off un-allocable expenses | 868 | 1,048 | 1,166 | 1,448 | 2,338 |
| Profit before Tax & Extraordinary Items | **3,982** | **4,947** | **8,732** | **8,575** | **19,133** |
| 3. Capital Employed (Segment Assets-Segment Liabilities) | | | | | |
| (a) Aluminium Business | 58,878 | 53,089 | 58,878 | 53,089 | 55,129 |
| (b) Copper Business | 43,932 | 33,774 | 43,932 | 33,774 | 37,813 |
| | **102,810** | **86,863** | **102,810** | **86,863** | **92,942** |

## Notes:

1 Sub-division of equity shares from Rs. 10/- to Re. 1/- per share proposed by the Board of Directors has been approved by the shareholders in the Extra-ordinary General Meeting held on 6th August, 2005. Consequently, the Basic and Diluted earning per share has been recomputed for previous periods to facilitate comparison.

2 The Board of Directors at their meeting held on 20th September, 2005 decided to raise fund not exceeding Rs. 2,500 Crores through issue of equity shares on rights basis for part financing the expansion projects. The share ratio for the rights is; one share of Re. 1 for every four shares of Re. 1 each held by the shareholders as on the Record Date (i.e. November 28, 2005). The Company is in the process of obtaining the necessary approvals from the relevant statutory authorities.

3 Operations of the Copper Smelter at Dahej were adversely affected by unprecedented floods in the State of Gujarat, underperformance of the 180 ktpa Smelter I, refractory life stabilization issues with the 70 ktpa Smelter II and teething problems with the ramp-up of the new 250 ktpa Smelter III.

4 Disclosure relating to number of complaints from investors during the quarter:

| Pending as on 01.07.2005 | Received | Resolved | Pending as on 30.09.2005 |
|---|---|---|---|
| 1 | 3 | 3 | 1 |

5 Figures of previous periods have been regrouped and restated to give effect to the transfer of demerged undertaking of the Indian Aluminium Company, Ltd. w.e.f April 01, 2004.

6 The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on 29th October, 2005.

**By and on behalf of the Board**

Place : Mumbai
Dated : 29th October, 2005

**D. Bhattacharya**
**Managing Director**

HINDALCO
ADITYA BIRLA GROUP

# HINDALCO INDUSTRIES LIMITED

To,

***The Members of Hindalco Industries Limited***

A. ABSTRACT OF THE CHANGE IN THE REMUNERATION OF MR. D. BHATTACHARYA, MANAGING DIRECTOR OF THE COMPANY AND MEMORANDUM OF INTEREST PURSUANT TO SECTION 302 OF THE COMPANIES ACT, 1956.

Mr. D. Bhattacharya was appointed as Managing Director of the Company and his appointment and remuneration had been approved by the Annual General Meeting held on 31st July, 2004 interalia as per the following details:

The annual performance bonus linked to the achievement of targets subject to an amount not exceeding Rs. 50,00,000/- (Rupees Fifty lacs only) per annum, Long-Term Incentive Compensation (LTIC) subject to an amount not exceeding Rs. 20,00,000/- (Rupees Twenty lacs only) per annum and special allowance subject to an amount not exceeding Rs. 6,00,000/- (Rupees six lacs only) per month.

In terms of the authority given as per the aforesaid approval of the Annual General Meeting, the Board in their meeting held on October 29, 2005 has now resolved to revise / raise the remuneration payable to Mr. D. Bhattacharya w.e.f. 01/07/2005, subject to the approval of the shareholders in general meeting in due course, as follows:

The annual performance bonus linked to the achievement of targets and Long-Term Incentive Compensation is now revised as per the scheme applicable to senior executives of the Company as may be decided by the Board of Directors subject to a maximum of Rs. 1,50,00,000/- (Rupees One crore fifty lacs only) per annum and special allowance as may be decided by the Board of Directors subject to an amount not exceeding Rs. 10,00,000/- (Rupees Ten lacs only) per month.

All other benefits and perquisites remain the same as approved at the Annual General Meeting held on 31st July, 2004.

The increased remuneration is well within the limits specified by section 198, 309 and schedule XIII of the Companies Act, 1956.

**B. Memorandum of concern or interest**

Mr. D. Bhattacharya is deemed to be concerned or interested in the above.

By order of the Board of Directors

**For HINDALCO INDUSTRIES LIMITED**

**ANIL MALIK**

**General Manager**
**& Company Secretary**

Dated : 14th November, 2005.
Place : Mumbai

BOOK-POST

HINDALCO

ADITYA BIRLA GROUP

**HINDALCO INDUSTRIES LIMITED**

Ahura Centre, 'B' Wing, 1st Floor, 82 Mahakali Caves Road, Andheri (E), Mumbai - 400 093.
Tel.: 5691 7000 • Fax : 5691 7001 • Email : amalik@adityabirla.com • Website : http://www.hindalco.com

Infomedia India Ltd.

# HINDALCO INDUSTRIES LIMITED

Performance Update
for the half year ended 30th September 2005

# HINDALCO INDUSTRIES LIMITED

## Performance Update – H1 FY06

**Dear Shareholders,**

It is my pleasure to share with you the performance of your Company for the first half of the fiscal 2005-06 (H1 FY06) amidst intense cost pressures. The Aluminium business performance has been robust with higher revenues and superior margins, notwithstanding higher input prices. The Copper business, however, experienced difficult conditions on account of certain operational issues, which were exacerbated by high backwardation on LME, tariff cuts, removal of export benefits and domestic currency appreciation. Despite the adverse business environment, your Company has reported a 8% rise in Revenues to Rs. 48,686 million and 13% increase in Net Profit to Rs. 6,014 million for H1 FY06.

Let me first brief you on the key strategic initiatives taken during H1 FY06.

*COMMISSIONED THE BROWNFIELD EXPANSION IN COPPER*

In July, 2005, your Company commissioned the brownfield expansion raising its Copper smelter capacity from 250 ktpa to 500 ktpa. The ramp-up is progressing satisfactorily in line with plans. Once completed, it will position Dahej as the World's largest single location custom smelter.

*STOCK SPLIT*

The Board of Directors of your Company had proposed to sub divide the face value of its equity shares from Rs.10 per share to Rs.1 per share in its meeting held on July 12, 2005. This was done to encourage more active retail participation and to address the concerns of reduced liquidity and increased volatility. The proposal was subsequently approved by the shareholders at the Extra-Ordinary General Meeting on August 6, 2005.

*AGGRESSIVE GROWTH PLAN CHARTED OUT*

Your Company has unveiled an aggressive growth plan which shall position your Company into the global league. We believe that India offers significant growth opportunities both in Alumina and Aluminium due to strategic cost advantages and proximity to key markets.

To capitalize on these opportunities your Company had announced several brownfield and greenfield projects. Let me update you on the progress made.

Alumina brownfield expansion at Muri (110 ktpa to 450 ktpa)

Your Company has signed a technology agreement with Alcan and orders have been placed for all major long delivery items. All relevant environmental clearances are in place and bauxite mine leases are in the final stage of getting approvals. Considerable progress has been made on the construction work and the project is likely to be commissioned by H2 FY07.

Smelter & Power brownfield expansion at Hirakud in phases (65 ktpa to 146 ktpa, 167.5 MW to 317.5 MW)

This project is being implemented in two phases – Phase I (65-100 ktpa) and Phase II (100-146 ktpa). Your Company has entered into a technology agreement with GAMI for conversion of existing Soderberg pot lines to pre-bake lines. We have received environmental clearances from MoEF for phase I; clearances for phase II are expected soon. Construction work is at an advanced stage. Phase I is likely to be commissioned by 2nd half FY07 while the phase II is expected to be commissioned by 2nd half FY08.

Utkal Alumina : JV with Alcan (1,000 ktpa expandable to 1,500 ktpa , 55% owned by Hindalco)

Mining leases for 195 Mn MT of bauxite have been obtained and land acquisition completed successfully. All relevant statutory clearances are in place. The selection of technology supplier is nearing conclusion. Site work and implementation of Rehabilitation & Resettlement package is in progress and the project is likely to be commissioned by CY09.

Aditya: Greenfield Integrated Aluminium Project (1,000 ktpa Alumina, 250 ktpa Smelter, 650 MW Power)

As you are aware, your company had signed an MoU with the Government of Orissa to set up an integrated aluminium project in the State. Subsequently, significant headway has been made. Bauxite mining leases have been allotted for the project and your Company has entered into an agreement for a mining joint venture with the Orissa Mining Corporation. A Rehabilitation and Resettlement package has been submitted to the Government for approval and land acquisition is on course. In addition, your Company is also evaluating proposals to enhance the scope of the project and expand the Alumina capacity from 1,000 ktpa to 1,500 ktpa, Smelter capacity from 260 ktpa to 325 ktpa and power generation capacity from 650 MW to 750 MW.

Projects under evaluation

You would recall that your Company had signed a MoU with the Government of Jharkhand to set up a 325 ktpa aluminium smelter and a 750 MW power plant at Rajbar, Jharkhand. Your Company's application for allotment of a captive coal mine has been supported with a strong recommendation by the State Government. Furthermore, your Company is also finalising proposals for expanding Belgaum Alumina refining capacity from 350 ktpa to 650 ktpa.

*RIGHTS ISSUE*

To part finance its ongoing expansion projects your Company's Board has approved a Rights Issue to raise funds not exceeding Rs. 2,500 Crores. The ratio for the Rights Issue will be 1:4, i.e., one share of Re. 1 for every four equity shares of Re. 1 each held by the shareholder as on the

Record Date (i.e. November 28, 2005). Your Company is in the process of obtaining necessary approvals from SEBI, the Stock Exchanges, RBI and other concerned authorities. The price for the Rights Issue is Rs. 96/- per share i.e. equity share of Re. 1/- each at a premium of Rs. 95/- per share.

Let me now move on to financial and operational details for the period.

*FINANCIAL REVIEW AND ANALYSIS*

*Rs. Millions*

| Particulars | H1 FY06 | H1 FY05 | Change (%) | FY05 |
|---|---|---|---|---|
| Net Sales & Operating Revenues | 48,686 | 45,175 | 7.8% | 95,233 |
| Other Income | 1,263 | 1,580 | -20.1% | 2,700 |
| **PBDIT** | **12,186** | **11,596** | **5.1%** | **25,466** |
| Interest | 1,000 | 879 | 13.8% | 1,700 |
| Depreciation | 2,454 | 2,142 | 14.6% | 4,633 |
| **Profit Before Taxes** | **8,732** | **8,575** | **1.8%** | **19,133** |
| Provision for Taxes | 2,718 | 3,239 | -16.1% | 6,464 |
| Current Tax | 2,262 | 2,476 | -8.6% | 5,705 |
| Deferred Tax | 412 | 763 | -46.0% | 759 |
| Fringe Benefits Tax | 44 | - | - | - |
| **PAT** | **6,014** | **5,336** | **12.7%** | **12,669** |
| Extraordinary Items | - | - | | 91 |
| **Net profit for the Period** | 6,014 | 5,336 | 12.7% | 12,578 |
| Provision for Deferred Tax for earlier years | - | - | | (716) |
| **Net profit** | **6,014** | **5,336** | **12.7%** | **13,294** |
| EPS (Rs. for the period) | 6.5 | 5.8 | 12.7% | 14.3 |

- Net Sales & Operating Revenues are up by 7.8% YoY on the back of strong volume growth in Aluminium and higher prices for both the metals on LME. Although LME gains were largely limited due to considerable appreciation in the domestic currency and reduction of import duty, revenues grew by 9.6% and 7.1% in the aluminium business and the copper business respectively.
- Other Income was 20.1% lower than that for the corresponding period in the previous year, notwithstanding better yields and higher income on treasury investments. This was on account of additional one time income during H1 FY05 in the form of Interest on Income Tax Refund.
- Gross Interest & Finance charges increased by 16.6% to Rs. 1,191 million from Rs. 1,022 million for H1FY05 consequent to the rise in working capital requirement for copper business necessitated by the rising LME prices. Net Interest & Finance charges rose to Rs. 1,000 million reflecting an increase of 13.8% from Rs. 879 million for H1 FY05
- Depreciation charges rose by 14.6% to Rs. 2,454 million owing to capitalisation of Hirakud power plant and Dahej copper smelter expansions.
- Operating profit increased by 9% YoY in spite of the challenging conditions faced by the Copper business. Profit before tax was marginally higher at Rs. 8,732 million as compared to Rs. 8,575 million due to increased depreciation and interest expenditure. However, Profit after Taxes increased by 13% as effective tax rate declined to 31.1% for H1 FY06.

Let me now dwell on the details of operations.

OPERATIONAL REVIEW AND ANALYSIS

**Aluminium Business**

The Aluminium business demonstrated a strong all round performance for the first half ended September 30, 2005, driven by higher volumes, improved realisations and enriched product mix. On the cost front, rising inputs costs posed a significant challenge. However, the impact on margins largely contained through better operating efficiencies and innovative practices.

Primary aluminium production expanded to 213,368 MT through continued de-bottlenecking efforts at Renukoot smelter. Wire rods output rose by 7% to 33,320 MT while Value Added Products (VAP) output increased by 8% YoY. Alloy wheels production recorded a remarkable jump of 79% to 85,979 wheels.

Sales volume grew across all products segments, except primary metal. Your Company converted higher quantity of primary aluminium into VAP and sold only the residual metal in primary form. The share of VAP volumes in total metal products sales increased to 48.4% from 46.8%.

Average metal realisations grew by 5% from Rs.104,100 /MT to Rs.109,400 /MT, while average VAP premium over primary metal increased by 10% from Rs. 31,300 /MT to Rs. 34,300/ MT. Realisations gains were, to a large extent, capped by rupee appreciation and reduction in import duty on aluminium.

| | Production | | | | Sales Volumes (MT) | | | Net Sales (Rs. Million) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *Aluminium* | Unit | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) |
| Alumina | MT | 586,055 | 569,734 | 3% | 181,052 | 149,935 | 21% | 3,435 | 2,602 | 32% |
| Aluminium Metal | MT | 213,368 | 197,283 | 8% | 73,635 | 75,415 | -2% | 6,787 | 6,697 | 1% |
| Wire Rod | MT | 33,628 | 31,549 | 7% | 33,320 | 32,029 | 4% | 3,212 | 2,974 | 8% |
| Rolled Products | MT | 93,043 | 85,815 | 8% | 72,442 | 68,463 | 6% | 8,503 | 7,654 | 11% |
| Extruded Products | MT | 15,206 | 13,536 | 12% | 14,872 | 13,297 | 12% | 1,827 | 1,522 | 20% |
| Aluminium Foils | MT | 13,189 | 13,087 | 1% | 12,983 | 12,836 | 1% | 2,354 | 2,188 | 8% |
| Alloy Wheels | No. | 85,979 | 47,929 | 79% | 76,166 | 50,746 | 50% | 145 | 88 | 65% |
| Others | | | | | | | | 1,285 | 784 | 64% |
| **Total** | | | | | | | | **27,548** | **24,509** | **12%** |

Helped by enlarged volumes, better realisations and a richer product mix, total revenue grew by 12% to Rs. 27,548 million. The business faced cost pressures due to unilateral reduction in coal linkages by the Ministry of Coal necessitating purchases from e-auction at higher prices. High caustic soda prices and steep rise in furnace oil prices impacted further. Notwithstanding these cost pressures, the cost control measures adopted helped improve EBITDA margins by 339 bps from 34.8% to 38.2% for H1 FY06.

## COPPER BUSINESS

Your Company's Copper business experienced extremely difficult operating conditions. The unprecedented floods in Gujarat, underperformance of the 180 ktpa Smelter I and lower than anticipated utilization of the 70 ktpa Smelter II due to refractory life stabilisation issues resulted in a shortfall in production.

*Commissioning of a new Copper Smelter is always associated with a long-drawn ramp-up process, and the experience at Dahej is no exception* as it is also going through a phase of teething problems for the new 250 ktpa Smelter III.

Consequently, Copper Cathodes production declined from 106,602 MT to 99,243 MT; CC Rods output followed suit and stood at 42,282 MT vis-à-vis 46,237 MT. By-products moved in line with smelter production, except Gold output which increased by 6% from 2.676 MT to 2.838 MT.

| | Production | | | | Sales Volumes (MT) | | | Net Sales (Rs. Million) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *Copper* | Unit | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) |
| CC Rods | MT | 42,282 | 46,237 | -9% | 41,520 | 46,108 | -10% | 7,747 | 7,305 | 6% |
| Copper Cathodes | MT | 99,243 | 106,602 | -7% | 55,664 | 61,624 | -10% | 9,173 | 8,337 | 10% |
| Sulphuric Acid | MT | 119,502 | 121,739 | -2% | 117,852 | 132,164 | -11% | 205 | 190 | 8% |
| DAP & Complexes | MT | 124,900 | 145,502 | -14% | 122,302 | 152,342 | -20% | 1,648 | 2,037 | -19% |
| Gold | MT | 2.838 | 2.676 | 6% | 3.034 | 2.554 | 19% | 1,832 | 1,509 | 21% |
| Silver | MT | 16.109 | 17.659 | -9% | 17.504 | 17.051 | 3% | 178 | 167 | 6% |
| Others | | | | | | | | 358 | 1,122 | -68% |
| **Total** | | | | | | | | **21,141** | **20,666** | **2%** |

Although sales volumes declined on account of production shortfall, revenues increased from Rs. 20,666 million to Rs. 21,141 million by reason of high Copper prices on LME.

The shortfall in production resulted in revenue and contribution loss, which along with expenses relating to the ramp up phase of Smelter III and high backwardation prevailing throughout the period impacted the results adversely, in spite of higher Tc/Rc. As a result, *EBITDA margin declined* from 7.9% to 2.4% for the period.

Looking ahead, Copper Smelter – I is due for a maintenance shutdown to be taken during the ensuing quarter. The performance of Smelter – II is expected to be better as the trials are on with the leading global refractory manufacturers to address the refractory life stabilisation issues. With the gradual ramp-up of the Smelter III, your Company expects aggregate copper production for H2 FY06 to be higher than that for H1 FY06, with the real improvement coming through in Q4.

### *Industry Outlook*

### Aluminium

Global Aluminium demand continues to grow at a sustainable rate of 4-5%. This is driven by different end-use demand from different regions.

Reconstruction activity in Southern US after the hurricane damage is expected to boost metal consumption, particularly aluminium. In addition, the trucks and trailers market is anticipated to support the overall North American demand. Demand from the aerospace market continues to support the European consumption growth. Moderate growth is predicted in South Asian consumption fuelled mainly by the electronics segment.

Global alumina refining costs are under upward pressure on account of high caustic soda and energy prices. With refineries operating at close to full capacities, there is a large risk that output growth may fail to catch up with smelter output next year. The tightness in alumina market may test the traditional contract price ratio of 12-13% to aluminium prices.

Global aluminium production costs are on a similar trend, pushed by high alumina and energy prices. The resultant cost pressures are likely to limit the downside as smelters operating at the higher end of the cost curve may become unviable should the prices fall. In addition, aluminium inventories are at historically low levels in terms of weeks' consumption. Factoring the above, we expect the prices to remain high and move in the range of $1,850 – $2,000 per MT over the medium term.

Domestic aluminium consumption grew by 15% in the first half of the current fiscal. Your Company expects the metal demand to grow at double digits for the year, as automobiles, construction and power sectors continue to boost metal consumption. It is anticipated that India will become an increasingly large consumer of metals given the huge spending on infrastructure projects envisaged by the Government over the next 3-4 years.

### *Copper*

Copper prices have risen rapidly on account of supply disruptions, inspite of a rather flat demand. Global demand supply position is likely to move to a balanced situation over the next 9-12 months. However, a considerable deficit of 2.5 Mn tons is forecast for 2006 in the Asian region, which is expected to widen to 3.2 Mn tons by 2009.

Long term Tc/Rc for the next year are likely to be approximately 25% higher as compared to current year as smelters have bargaining edge over mines on account of surplus supply of concentrates. This is also reflected in the spot Tc/Rc which had risen to historically high levels of 45-48c/lb due to simultaneous maintenance shutdowns by a number of Smelters in Apr-May'05 period, although subsequently, the spot terms have come down to more moderate levels of 40c/lb. However, the current concentrate surplus is likely to taper off towards the end of 2006 as smelter demand catches up and leading the spot terms to normalized levels.

### *Conclusion*

Your Company is well positioned to capitalize on the market opportunities, that Copper and Aluminium metals present. The Aluminium business is set for a high growth phase with higher volumes and stable margins. In Copper, your Company expects production to stabilise by the fourth quarter after which benefits of expanded scale and market conditions will start yielding dividends.

As always, we look forward to your valued support.

Yours sincerely,

D. Bhattacharya
Managing Director

Dated: 14th November, 2005.

### *CAUTIONARY STATEMENT*

*Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.*

HINDALCO

ADITYA BIRLA GROUP

# HINDALCO INDUSTRIES LIMITED

**Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025**

## AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2005

(Rupees in Million)

| | Particulars | Quarter ended 30/09/2005 (Audited) | Quarter ended 30/09/2004 (Unaudited) | Half year ended 30/09/2005 (Audited) | Half year ended 30/09/2004 (Unaudited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|---|
| 1 | Net Sales & Operating Revenues | 26,608 | 24,559 | 48,686 | 45,175 | 95,233 |
| 2 | Other Income | 927 | 1,065 | 1,263 | 1,580 | 2,700 |
| 3 | Total Expenditure | 21,729 | 19,153 | 37,763 | 35,159 | 72,467 |
| | (a). (Increase)/Decrease in Stock in Trade | (1,518) | (867) | (4,020) | (2,103) | (2,557) |
| | (b). Consumption of Raw Materials | 15,020 | 12,600 | 26,393 | 23,108 | 46,396 |
| | (c). Staff Cost | 1,161 | 1,039 | 2,253 | 2,083 | 4,126 |
| | (d). Manufacturing and Operating Expenses | 6,018 | 5,247 | 11,211 | 9,823 | 20,112 |
| | (e). Other Expenditure | 1,048 | 1,134 | 1,926 | 2,248 | 4,390 |
| 4 | Interest & Finance Charges | 539 | 439 | 1,000 | 879 | 1,700 |
| 5 | Gross Profit | 5,267 | 6,032 | 11,186 | 10,717 | 23,766 |
| 6 | Depreciation | 1,285 | 1,085 | 2,454 | 2,142 | 4,633 |
| 7 | Profit before Tax & Extra Ordinary Items | 3,982 | 4,947 | 8,732 | 8,575 | 19,133 |
| | Extra Ordinary Expenses | - | - | - | - | 91 |
| 8 | Profit before Tax | 3,982 | 4,947 | 8,732 | 8,575 | 19,042 |
| 9 | Provision for Tax | 1,217 | 1,967 | 2,718 | 3,239 | 6,464 |
| | (a). Provision for Current Tax | 987 | 1,517 | 2,262 | 2,476 | 5,705 |
| | (b). Provision for Deferred Tax | 200 | 450 | 412 | 763 | 759 |
| | (b). Provision for Fringe Benefits Tax | 30 | - | 44 | - | - |
| 10 | Net Profit for the period | 2,765 | 2,980 | 6,014 | 5,336 | 12,578 |
| | *Provision for deferred tax for earlier years* | - | - | - | - | (716) |
| 11 | Net Profit | 2,765 | 2,980 | 6,014 | 5,336 | 13,294 |
| 12 | Paid-up Equity Share Capital | | | | | |
| | (Face Value : Re.1/- per Share) | 928 | 928 | 928 | 928 | 928 |
| 13 | Reserves | | | | | 75,738 |
| 14 | Basic & Diluted EPS (Rs.) | 3 | 3 | 6 | 6 | 14 |
| 15 | Aggregate of non-promoter shareholding | | | | | |
| | (a). Number of shares | | | 687,009,680 | 685,087,470 | 687,067,400 |
| | (b). Percentage of shareholding | | | 74.05% | 74.08% | 74.06% |

## SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

| Particulars | Quarter ended 30/09/2005 (Audited) | Quarter ended 30/09/2004 (Unaudited) | Half year ended 30/09/2005 (Audited) | Half year ended 30/09/2004 (Unaudited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|
| 1. Segment Revenue | | | | | |
| (a) Aluminium Business | 14,141 | 12,907 | 27,548 | 24,509 | 52,521 |
| (b) Copper Business | 12,464 | 11,633 | 21,141 | 20,666 | 42,712 |
| | 26,605 | 24,540 | 48,689 | 45,175 | 95,233 |
| Less: Inter Segment Revenue (Adjustment) | 3 | 19 | (3) | - | - |
| Net Sales/Income from operations | **26,608** | **24,559** | **48,686** | **45,175** | **95,233** |
| 2. Segment Results (Profit/Loss before Tax and interest from each Segment) | | | | | |
| (a) Aluminium Business | 4,345 | 3,640 | 8,729 | 6,904 | 15,957 |
| (b) Copper Business | (692) | 698 | (163) | 1,102 | 2,538 |
| | 3,653 | 4,338 | 8,566 | 8,006 | 18,495 |
| Less: Interest & Finance Charges | (539) | (439) | (1,000) | (879) | (1,700) |
| | 3,114 | 3,899 | 7,566 | 7,127 | 16,795 |
| Add: Other un-allocable Income net off un-allocable expenses | 868 | 1,048 | 1,166 | 1,448 | 2,338 |
| Profit before Tax & Extraordinary Items | **3,982** | **4,947** | **8,732** | **8,575** | **19,133** |
| 3. Capital Employed (Segment Assets-Segment Liabilities) | | | | | |
| (a) Aluminium Business | 58,878 | 53,089 | 58,878 | 53,089 | 55,129 |
| (b) Copper Business | 43,932 | 33,774 | 43,932 | 33,774 | 37,813 |
| | *102,810* | *86,863* | *102,810* | *86,863* | *92,942* |

**Notes:**

1. Sub-division of equity shares from Rs. 10/- to Re. 1/- per share proposed by the Board of Directors has been approved by the shareholders in the Extra-ordinary General Meeting held on 6th August, 2005. Consequently, the Basic and Diluted earning per share has been recomputed for previous periods to facilitate comparison.
2. The Board of Directors at their meeting held on 20th September, 2005 decided to raise fund not exceeding Rs. 2,500 Crores through issue of equity shares on rights basis for part financing the expansion projects. The share ratio for the rights is; one share of Re. 1 for every four shares of Re. 1 each held by the shareholders as on the Record Date (i.e. November 28, 2005). The Company is in the process of obtaining the necessary approvals from the relevant statutory authorities.
3. Operations of the Copper Smelter at Dahej were adversely affected by unprecedented floods in the State of Gujarat, underperformance of the 180 ktpa Smelter I, refractory life *stabilization issues with the 70 ktpa Smelter II and teething problems with the ramp-up of the new 250 ktpa Smelter III.*
4. Disclosure relating to number of complaints from investors during the quarter:

| Pending as on 01.07.2005 | Received | Resolved | Pending as on 30.09.2005 |
|---|---|---|---|
| 1 | 3 | 3 | 1 |

5. Figures of previous periods have been regrouped and restated to give effect to the transfer of demerged undertaking of the Indian Aluminium Company, Ltd. w.e.f April 01, 2004.
6. The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on 29th October, 2005.

**By and on behalf of the Board**

Place : Mumbai
Dated : 29th October, 2005

**D. Bhattacharya**
**Managing Director**

# HINDALCO INDUSTRIES LIMITED

To,

***The Members of Hindalco Industries Limited***

A. ABSTRACT OF THE CHANGE IN THE REMUNERATION OF MR. D. BHATTACHARYA, MANAGING DIRECTOR OF THE COMPANY AND MEMORANDUM OF INTEREST PURSUANT TO SECTION 302 OF THE COMPANIES ACT, 1956.

Mr. D. Bhattacharya was appointed as Managing Director of the Company and his appointment and remuneration had been approved by the Annual General Meeting held on 31st July, 2004 interalia as per the following details:

The annual performance bonus linked to the achievement of targets subject to an amount not exceeding Rs. 50,00,000/- (Rupees Fifty lacs only) per annum, Long-Term Incentive Compensation (LTIC) subject to an amount not exceeding Rs. 20,00,000/- (Rupees Twenty lacs only) per annum and special allowance subject to an amount not exceeding Rs. 6,00,000/- (Rupees six lacs only) per month.

In terms of the authority given as per the aforesaid approval of the Annual General Meeting, the Board in their meeting held on October 29, 2005 has now resolved to revise / raise the remuneration payable to Mr. D. Bhattacharya w.e.f. 01/07/2005, subject to the approval of the shareholders in general meeting in due course, as follows:

The annual performance bonus linked to the achievement of targets and Long-Term Incentive Compensation is now revised as per the scheme applicable to senior executives of the Company as may be decided by the Board of Directors subject to a maximum of Rs. 1,50,00,000/- (Rupees One crore fifty lacs only) per annum and special allowance as may be decided by the Board of Directors subject to an amount not exceeding Rs. 10,00,000/- (Rupees Ten lacs only) per month.

All other benefits and perquisites remain the same as approved at the Annual General Meeting held on 31st July, 2004.

The increased remuneration is well within the limits specified by section 198, 309 and schedule XIII of the Companies Act, 1956.

**B. Memorandum of concern or interest**

Mr. D. Bhattacharya is deemed to be concerned or interested in the above.

By order of the Board of Directors

**For HINDALCO INDUSTRIES LIMITED**

**ANIL MALIK**

**General Manager**
**& Company Secretary**

Dated : 14th November, 2005.
Place : Mumbai

BOOK-POST

HINDALCO

ADITYA BIRLA GROUP


## HINDALCO INDUSTRIES LIMITED

Ahura Centre, 'B' Wing, 1st Floor, 82 Mahakali Caves Road, Andheri (E), Mumbai - 400 093.
Tel.: 5691 7000 • Fax : 5691 7001 • Email : amalik@adityabirla.com • Website : http://www.hindalco.com


Infomedia India Ltd.

# HINDALCO INDUSTRIES LIMITED

Performance Update
for the half year ended 30th September 2005

# HINDALCO INDUSTRIES LIMITED

## Performance Update – H1 FY06

**Dear Shareholders,**

It is my pleasure to share with you the performance of your Company for the first half of the fiscal 2005-06 (H1 FY06) amidst intense cost pressures. The Aluminium business performance has been robust with higher revenues and superior margins, notwithstanding higher input prices. The Copper business, however, experienced difficult conditions on account of certain operational issues, which were exacerbated by high backwardation on LME, tariff cuts, removal of export benefits and domestic currency appreciation. Despite the adverse business environment, your Company has reported a 8% rise in Revenues to Rs. 48,686 million and 13% increase in Net Profit to Rs. 6,014 million for H1 FY06.

Let me first brief you on the key strategic initiatives taken during H1 FY06.

*COMMISSIONED THE BROWNFIELD EXPANSION IN COPPER*

In July, 2005, your Company commissioned the brownfield expansion raising its Copper smelter capacity from 250 ktpa to 500 ktpa. The ramp-up is progressing satisfactorily in line with plans. Once completed, it will position Dahej as the World's largest single location custom smelter.

*STOCK SPLIT*

The Board of Directors of your Company had proposed to sub divide the face value of its equity shares from Rs.10 per share to Rs.1 per share in its meeting held on July 12, 2005. This was done to encourage more active retail participation and to address the concerns of reduced liquidity and increased volatility. The proposal was subsequently approved by the shareholders at the Extra-Ordinary General Meeting on August 6, 2005.

*AGGRESSIVE GROWTH PLAN CHARTED OUT*

Your Company has unveiled an aggressive growth plan which shall position your Company into the global league. We believe that India offers significant growth opportunities both in Alumina and Aluminium due to strategic cost advantages and proximity to key markets.

To capitalize on these opportunities your Company had announced several brownfield and greenfield projects. Let me update you on the progress made.

Alumina brownfield expansion at Muri (110 ktpa to 450 ktpa)

Your Company has signed a technology agreement with Alcan and orders have been placed for all major long delivery items. All relevant environmental clearances are in place and bauxite mine leases are in the final stage of getting approvals. Considerable progress has been made on the construction work and the project is likely to be commissioned by H2 FY07.

Smelter & Power brownfield expansion at Hirakud in phases (65 ktpa to 146 ktpa, 167.5 MW to 317.5 MW)

This project is being implemented in two phases – Phase I (65-100 ktpa) and Phase II (100-146 ktpa). Your Company has entered into a technology agreement with GAMI for conversion of existing Soderberg pot lines to pre-bake lines. We have received environmental clearances from MoEF for phase I; clearances for phase II are expected soon. Construction work is at an advanced stage. Phase I is likely to be commissioned by 2nd half FY07 while the phase II is expected to be commissioned by 2nd half FY08.

Utkal Alumina : JV with Alcan (1,000 ktpa expandable to 1,500 ktpa , 55% owned by Hindalco)

Mining leases for 195 Mn MT of bauxite have been obtained and land acquisition completed successfully. All relevant statutory clearances are in place. The selection of technology supplier is nearing conclusion. Site work and implementation of Rehabilitation & Resettlement package is in progress and the project is likely to be commissioned by CY09.

Aditya: Greenfield Integrated Aluminium Project (1,000 ktpa Alumina, 250 ktpa Smelter, 650 MW Power)

As you are aware, your company had signed an MoU with the Government of Orissa to set up an integrated aluminium project in the State. Subsequently, significant headway has been made. Bauxite mining leases have been allotted for the project and your Company has entered into an agreement for a mining joint venture with the Orissa Mining Corporation. A Rehabilitation and Resettlement package has been submitted to the Government for approval and land acquisition is on course. In addition, your Company is also evaluating proposals to enhance the scope of the project and expand the Alumina capacity from 1,000 ktpa to 1,500 ktpa, Smelter capacity from 260 ktpa to 325 ktpa and power generation capacity from 650 MW to 750 MW.

Projects under evaluation

You would recall that your Company had signed a MoU with the Government of Jharkhand to set up a 325 ktpa aluminium smelter and a 750 MW power plant at Rajbar, Jharkhand. Your Company's application for allotment of a captive coal mine has been supported with a strong recommendation by the State Government. Furthermore, your Company is also finalising proposals for expanding Belgaum Alumina refining capacity from 350 ktpa to 650 ktpa.

*RIGHTS ISSUE*

To part finance its ongoing expansion projects your Company's Board has approved a Rights Issue to raise funds not exceeding Rs. 2,500 Crores. The ratio for the Rights Issue will be 1:4, i.e., one share of Re. 1 for every four equity shares of Re. 1 each held by the shareholder as on the

Record Date (i.e. November 28, 2005). Your Company is in the process of obtaining necessary approvals from SEBI, the Stock Exchanges, RBI and other concerned authorities. The price for the Rights Issue is Rs. 96/- per share i.e. equity share of Re. 1/- each at a premium of Rs. 95/- per share.

Let me now move on to financial and operational details for the period.

*Financial Review and Analysis*

*Rs. Millions*

| Particulars | H1 FY06 | H1 FY05 | Change (%) | FY05 |
|---|---|---|---|---|
| Net Sales & Operating Revenues | 48,686 | 45,175 | 7.8% | 95,233 |
| Other Income | 1,263 | 1,580 | -20.1% | 2,700 |
| **PBDIT** | **12,186** | **11,596** | **5.1%** | **25,466** |
| Interest | 1,000 | 879 | 13.8% | 1,700 |
| Depreciation | 2,454 | 2,142 | 14.6% | 4,633 |
| **Profit Before Taxes** | **8,732** | **8,575** | **1.8%** | **19,133** |
| Provision for Taxes | 2,718 | 3,239 | -16.1% | 6,464 |
| Current Tax | 2,262 | 2,476 | -8.6% | 5,705 |
| Deferred Tax | 412 | 763 | -46.0% | 759 |
| Fringe Benefits Tax | 44 | - | - | - |
| **PAT** | **6,014** | **5,336** | **12.7%** | **12,669** |
| Extraordinary Items | - | - | | 91 |
| **Net profit for the Period** | 6,014 | 5,336 | 12.7% | 12,578 |
| Provision for Deferred Tax for earlier years | - | - | | (716) |
| **Net profit** | **6,014** | **5,336** | **12.7%** | **13,294** |
| EPS (Rs. for the period) | 6.5 | 5.8 | 12.7% | 14.3 |

- Net Sales & Operating Revenues are up by 7.8% YoY on the back of strong volume growth in Aluminium and higher prices for both the metals on LME. Although LME gains were largely limited due to considerable appreciation in the domestic currency and reduction of import duty, revenues grew by 9.6% and 7.1% in the aluminium business and the copper business respectively.
- Other Income was 20.1% lower than that for the corresponding period in the previous year, notwithstanding better yields and higher income on treasury investments. This was on account of additional one time income during H1 FY05 in the form of Interest on Income Tax Refund.
- Gross Interest & Finance charges increased by 16.6% to Rs. 1,191 million from Rs. 1,022 million for H1FY05 consequent to the rise in working capital requirement for copper business necessitated by the rising LME prices. Net Interest & Finance charges rose to Rs. 1,000 million reflecting an increase of 13.8% from Rs. 879 million for H1 FY05
- Depreciation charges rose by 14.6% to Rs. 2,454 million owing to capitalisation of Hirakud power plant and Dahej copper smelter expansions.
- Operating profit increased by 9% YoY in spite of the challenging conditions faced by the Copper business. Profit before tax was marginally higher at Rs. 8,732 million as compared to Rs. 8,575 million due to increased depreciation and interest expenditure. However, Profit after Taxes increased by 13% as effective tax rate declined to 31.1% for H1 FY06.

Let me now dwell on the details of operations.

Operational Review and Analysis

### Aluminium Business

The Aluminium business demonstrated a strong all round performance for the first half ended September 30, 2005, driven by higher volumes, improved realisations and enriched product mix. On the cost front, rising inputs costs posed a significant challenge. However, the impact on margins largely contained through better operating efficiencies and innovative practices.

Primary aluminium production expanded to 213,368 MT through continued de-bottlenecking efforts at Renukoot smelter. Wire rods output rose by 7% to 33,320 MT while Value Added Products (VAP) output increased by 8% YoY. Alloy wheels production recorded a remarkable jump of 79% to 85,979 wheels.

Sales volume grew across all products segments, except primary metal. Your Company converted higher quantity of primary aluminium into VAP and sold only the residual metal in primary form. The share of VAP volumes in total metal products sales increased to 48.4% from 46.8%.

Average metal realisations grew by 5% from Rs.104,100 /MT to Rs.109,400 /MT, while average VAP premium over primary metal increased by 10% from Rs. 31,300 /MT to Rs. 34,300/ MT. Realisations gains were, to a large extent, capped by rupee appreciation and reduction in import duty on aluminium.

| | Production | | | | Sales Volumes (MT) | | | Net Sales (Rs. Million) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *Aluminium* | Unit | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) |
| Alumina | MT | 586,055 | 569,734 | 3% | 181,052 | 149,935 | 21% | 3,435 | 2,602 | 32% |
| Aluminium Metal | MT | 213,368 | 197,283 | 8% | 73,635 | 75,415 | -2% | 6,787 | 6,697 | 1% |
| Wire Rod | MT | 33,628 | 31,549 | 7% | 33,320 | 32,029 | 4% | 3,212 | 2,974 | 8% |
| Rolled Products | MT | 93,043 | 85,815 | 8% | 72,442 | 68,463 | 6% | 8,503 | 7,654 | 11% |
| Extruded Products | MT | 15,206 | 13,536 | 12% | 14,872 | 13,297 | 12% | 1,827 | 1,522 | 20% |
| Aluminium Foils | MT | 13,189 | 13,087 | 1% | 12,983 | 12,836 | 1% | 2,354 | 2,188 | 8% |
| Alloy Wheels | No. | 85,979 | 47,929 | 79% | 76,166 | 50,746 | 50% | 145 | 88 | 65% |
| Others | | | | | | | | 1,285 | 784 | 64% |
| **Total** | | | | | | | | **27,548** | **24,509** | **12%** |

Helped by enlarged volumes, better realisations and a richer product mix, total revenue grew by 12% to Rs. 27,548 million. The business faced cost pressures due to unilateral reduction in coal linkages by the Ministry of Coal necessitating purchases from e-auction at higher prices. High caustic soda prices and steep rise in furnace oil prices impacted further. Notwithstanding these cost pressures, the cost control measures adopted helped improve EBITDA margins by 339 bps from 34.8% to 38.2% for H1 FY06.

**COPPER BUSINESS**

Your Company's Copper business experienced extremely difficult operating conditions. The unprecedented floods in Gujarat, underperformance of the 180 ktpa Smelter I and lower than anticipated utilization of the 70 ktpa Smelter II due to refractory life stabilisation issues resulted in a shortfall in production.

Commissioning of a new Copper Smelter is always associated with a long-drawn ramp-up process, and the experience at Dahej is no exception as it is also going through a phase of teething problems for the new 250 ktpa Smelter III.

Consequently, Copper Cathodes production declined from 106,602 MT to 99,243 MT; CC Rods output followed suit and stood at 42,282 MT vis-à-vis 46,237 MT. By-products moved in line with smelter production, except Gold output which increased by 6% from 2.676 MT to 2.838 MT.

| | Production | | | | Sales Volumes (MT) | | | Net Sales (Rs. Million) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *Copper* | Unit | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) | H1 FY06 | H1 FY05 | Chg (%) |
| CC Rods | MT | 42,282 | 46,237 | -9% | 41,520 | 46,108 | -10% | 7,747 | 7,305 | 6% |
| Copper Cathodes | MT | 99,243 | 106,602 | -7% | 55,664 | 61,624 | -10% | 9,173 | 8,337 | 10% |
| Sulphuric Acid | MT | 119,502 | 121,739 | -2% | 117,852 | 132,164 | -11% | 205 | 190 | 8% |
| DAP & Complexes | MT | 124,900 | 145,502 | -14% | 122,302 | 152,342 | -20% | 1,648 | 2,037 | -19% |
| Gold | MT | 2.838 | 2.676 | 6% | 3.034 | 2.554 | 19% | 1,832 | 1,509 | 21% |
| Silver | MT | 16.109 | 17.659 | -9% | 17.504 | 17.051 | 3% | 178 | 167 | 6% |
| Others | | | | | | | | 358 | 1,122 | -68% |
| **Total** | | | | | | | | **21,141** | **20,666** | **2%** |

Although sales volumes declined on account of production shortfall, revenues increased from Rs. 20,666 million to Rs. 21,141 million by reason of high Copper prices on LME.

The shortfall in production resulted in revenue and contribution loss, which along with expenses relating to the ramp up phase of Smelter III and high backwardation prevailing throughout the period impacted the results adversely, in spite of higher Tc/Rc. As a result, EBITDA margin declined from 7.9% to 2.4% for the period.

Looking ahead, Copper Smelter – I is due for a maintenance shutdown to be taken during the ensuing quarter. The performance of Smelter – II is expected to be better as the trials are on with the leading global refractory manufacturers to address the refractory life stabilisation issues. With the gradual ramp-up of the Smelter III, your Company expects aggregate copper production for H2 FY06 to be higher than that for H1 FY06, with the real improvement coming through in Q4.

### *Industry Outlook*

### Aluminium

Global Aluminium demand continues to grow at a sustainable rate of 4-5%. This is driven by different end-use demand from different regions.

Reconstruction activity in Southern US after the hurricane damage is expected to boost metal consumption, particularly aluminium. In addition, the trucks and trailers market is anticipated to support the overall North American demand. Demand from the aerospace market continues to support the European consumption growth. Moderate growth is predicted in South Asian consumption fuelled mainly by the electronics segment.

Global alumina refining costs are under upward pressure on account of high caustic soda and energy prices. With refineries operating at close to full capacities, there is a large risk that output growth may fail to catch up with smelter output next year. The tightness in alumina market may test the traditional contract price ratio of 12-13% to aluminium prices.

Global aluminium production costs are on a similar trend, pushed by high alumina and energy prices. The resultant cost pressures are likely to limit the downside as smelters operating at the higher end of the cost curve may become unviable should the prices fall. In addition, aluminium inventories are at historically low levels in terms of weeks' consumption. Factoring the above, we expect the prices to remain high and move in the range of $1,850 – $2,000 per MT over the medium term.

Domestic aluminium consumption grew by 15% in the first half of the current fiscal. Your Company expects the metal demand to grow at double digits for the year, as automobiles, construction and power sectors continue to boost metal consumption. It is anticipated that India will become an increasingly large consumer of metals given the huge spending on infrastructure projects envisaged by the Government over the next 3-4 years.

### *Copper*

Copper prices have risen rapidly on account of supply disruptions, inspite of a rather flat demand. Global demand supply position is likely to move to a balanced situation over the next 9-12 months. However, a considerable deficit of 2.5 Mn tons is forecast for 2006 in the Asian region, which is expected to widen to 3.2 Mn tons by 2009.

Long term Tc/Rc for the next year are likely to be approximately 25% higher as compared to current year as smelters have bargaining edge over mines on account of surplus supply of concentrates. This is also reflected in the spot Tc/Rc which had risen to historically high levels of 45-48c/lb due to simultaneous maintenance shutdowns by a number of Smelters in Apr-May'05 period, although subsequently, the spot terms have come down to more moderate levels of 40c/lb. However, the current concentrate surplus is likely to taper off towards the end of 2006 as smelter demand catches up and leading the spot terms to normalized levels.

### *Conclusion*

Your Company is well positioned to capitalize on the market opportunities, that Copper and Aluminium metals present. The Aluminium business is set for a high growth phase with higher volumes and stable margins. In Copper, your Company expects production to stabilise by the fourth quarter after which benefits of expanded scale and market conditions will start yielding dividends.

As always, we look forward to your valued support.

Yours sincerely,

D. Bhattacharya
Managing Director

Dated: 14th November, 2005.

---

### *CAUTIONARY STATEMENT*

*Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.*

HINDALCO
ADITYA BIRLA GROUP

# HINDALCO INDUSTRIES LIMITED

**Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025**

**AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2005**

(Rupees in Million)

| | Particulars | Quarter ended 30/09/2005 (Audited) | Quarter ended 30/09/2004 (Unaudited) | Half year ended 30/09/2005 (Audited) | Half year ended 30/09/2004 (Unaudited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|---|
| 1 | Net Sales & Operating Revenues | 26,608 | 24,559 | 48,686 | 45,175 | 95,233 |
| 2 | Other Income | 927 | 1,065 | 1,263 | 1,580 | 2,700 |
| 3 | Total Expenditure | 21,729 | 19,153 | 37,763 | 35,159 | 72,467 |
| | (a). (Increase)/Decrease in Stock in Trade | (1,518) | (867) | (4,020) | (2,103) | (2,557) |
| | (b). Consumption of Raw Materials | 15,020 | 12,600 | 26,393 | 23,108 | 46,396 |
| | (c). Staff Cost | 1,161 | 1,039 | 2,253 | 2,083 | 4,126 |
| | (d). Manufacturing and Operating Expenses | 6,018 | 5,247 | 11,211 | 9,823 | 20,112 |
| | (e). Other Expenditure | 1,048 | 1,134 | 1,926 | 2,248 | 4,390 |
| 4 | Interest & Finance Charges | 539 | 439 | 1,000 | 879 | 1,700 |
| 5 | Gross Profit | 5,267 | 6,032 | 11,186 | 10,717 | 23,766 |
| 6 | Depreciation | 1,285 | 1,085 | 2,454 | 2,142 | 4,633 |
| 7 | Profit before Tax & Extra Ordinary Items | 3,982 | 4,947 | 8,732 | 8,575 | 19,133 |
| | Extra Ordinary Expenses | - | - | - | - | 91 |
| 8 | Profit before Tax | 3,982 | 4,947 | 8,732 | 8,575 | 19,042 |
| 9 | Provision for Tax | 1,217 | 1,967 | 2,718 | 3,239 | 6,464 |
| | (a). Provision for Current Tax | 987 | 1,517 | 2,262 | 2,476 | 5,705 |
| | (b). Provision for Deferred Tax | 200 | 450 | 412 | 763 | 759 |
| | (b). Provision for Fringe Benefits Tax | 30 | - | 44 | - | - |
| 10 | Net Profit for the period | 2,765 | 2,980 | 6,014 | 5,336 | 12,578 |
| | Provision for deferred tax for earlier years | - | - | - | - | (716) |
| 11 | Net Profit | 2,765 | 2,980 | 6,014 | 5,336 | 13,294 |
| 12 | Paid-up Equity Share Capital (Face Value : Re.1/- per Share) | 928 | 928 | 928 | 928 | 928 |
| 13 | Reserves | | | | | 75,738 |
| 14 | Basic & Diluted EPS (Rs.) | 3 | 3 | 6 | 6 | 14 |
| 15 | Aggregate of non-promoter shareholding | | | | | |
| | (a). Number of shares | | | 687,009,680 | 685,087,470 | 687,067,400 |
| | (b). Percentage of shareholding | | | 74.05% | 74.08% | 74.06% |

**SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT**

(Rupees in Million)

| Particulars | Quarter ended 30/09/2005 (Audited) | Quarter ended 30/09/2004 (Unaudited) | Half year ended 30/09/2005 (Audited) | Half year ended 30/09/2004 (Unaudited) | Year ended 31/03/2005 (Audited) |
|---|---|---|---|---|---|
| 1. Segment Revenue | | | | | |
| (a) Aluminium Business | 14,141 | 12,907 | 27,548 | 24,509 | 52,521 |
| (b) Copper Business | 12,464 | 11,633 | 21,141 | 20,666 | 42,712 |
| | 26,605 | 24,540 | 48,689 | 45,175 | 95,233 |
| Less: Inter Segment Revenue (Adjustment) | 3 | 19 | (3) | - | - |
| Net Sales/Income from operations | **26,608** | **24,559** | **48,686** | **45,175** | **95,233** |
| 2. Segment Results (Profit/Loss before Tax and Interest from each Segment) | | | | | |
| (a) Aluminium Business | 4,345 | 3,640 | 8,729 | 6,904 | 15,957 |
| (b) Copper Business | (692) | 698 | (163) | 1,102 | 2,538 |
| | 3,653 | 4,338 | 8,566 | 8,006 | 18,495 |
| Less: Interest & Finance Charges | (539) | (439) | (1,000) | (879) | (1,700) |
| | 3,114 | 3,899 | 7,566 | 7,127 | 16,795 |
| Add: Other un-allocable income net off un-allocable expenses | 868 | 1,048 | 1,166 | 1,448 | 2,338 |
| Profit before Tax & Extraordinary Items | **3,982** | **4,947** | **8,732** | **8,575** | **19,133** |
| 3. Capital Employed (Segment Assets-Segment Liabilities) | | | | | |
| (a) Aluminium Business | 58,878 | 53,089 | 58,878 | 53,089 | 55,129 |
| (b) Copper Business | 43,932 | 33,774 | 43,932 | 33,774 | 37,813 |
| | **102,810** | **86,863** | **102,810** | **86,863** | **92,942** |

**Notes:**

1 Sub-division of equity shares from Rs. 10/- to Re. 1/- per share proposed by the Board of Directors has been approved by the shareholders in the Extra-ordinary General Meeting held on 6th August, 2005. Consequently, the Basic and Diluted earning per share has been recomputed for previous periods to facilitate comparison.

2 The Board of Directors at their meeting held on 20th September, 2005 decided to raise fund not exceeding Rs. 2,500 Crores through issue of equity shares on rights basis for part financing the expansion projects. The share ratio for the rights is; one share of Re. 1 for every four shares of Re. 1 each held by the shareholders as on the Record Date (i.e. November 28, 2005). The Company is in the process of obtaining the necessary approvals from the relevant statutory authorities.

3 Operations of the Copper Smelter at Dahej were adversely affected by unprecedented floods in the State of Gujarat, underperformance of the 180 ktpa Smelter I, refractory life stabilization issues with the 70 ktpa Smelter II and teething problems with the ramp-up of the new 250 ktpa Smelter III.

4 Disclosure relating to number of complaints from investors during the quarter:

| Pending as on 01.07.2005 | Received | Resolved | Pending as on 30.09.2005 |
|---|---|---|---|
| 1 | 3 | 3 | 1 |

5 Figures of previous periods have been regrouped and restated to give effect to the transfer of demerged undertaking of the Indian Aluminium Company, Ltd. w.e.f April 01, 2004.

6 The above results have been reviewed by the Audit Committee and have been taken on record at the meeting of the Board of Directors held on 29th October, 2005.

**By and on behalf of the Board**

Place : Mumbai
Dated : 29th October, 2005

**D. Bhattacharya**
**Managing Director**

# HINDALCO INDUSTRIES LIMITED

To,

***The Members of Hindalco Industries Limited***

A. ABSTRACT OF THE CHANGE IN THE REMUNERATION OF MR. D. BHATTACHARYA, MANAGING DIRECTOR OF THE COMPANY AND MEMORANDUM OF INTEREST PURSUANT TO SECTION 302 OF THE COMPANIES ACT, 1956.

Mr. D. Bhattacharya was appointed as Managing Director of the Company and his appointment and remuneration had been approved by the Annual General Meeting held on 31st July, 2004 interalia as per the following details:

The annual performance bonus linked to the achievement of targets subject to an amount not exceeding Rs. 50,00,000/- (Rupees Fifty lacs only) per annum, Long-Term Incentive Compensation (LTIC) subject to an amount not exceeding Rs. 20,00,000/- (Rupees Twenty lacs only) per annum and special allowance subject to an amount not exceeding Rs. 6,00,000/- (Rupees six lacs only) per month.

In terms of the authority given as per the aforesaid approval of the Annual General Meeting, the Board in their meeting held on October 29, 2005 has now resolved to revise / raise the remuneration payable to Mr. D. Bhattacharya w.e.f. 01/07/2005, subject to the approval of the shareholders in general meeting in due course, as follows:

The annual performance bonus linked to the achievement of targets and Long-Term Incentive Compensation is now revised as per the scheme applicable to senior executives of the Company as may be decided by the Board of Directors subject to a maximum of Rs. 1,50,00,000/- (Rupees One crore fifty lacs only) per annum and special allowance as may be decided by the Board of Directors subject to an amount not exceeding Rs. 10,00,000/- (Rupees Ten lacs only) per month.

All other benefits and perquisites remain the same as approved at the Annual General Meeting held on 31st July, 2004.

The increased remuneration is well within the limits specified by section 198, 309 and schedule XIII of the Companies Act, 1956.

**B. Memorandum of concern or interest**

Mr. D. Bhattacharya is deemed to be concerned or interested in the above.

By order of the Board of Directors

**For HINDALCO INDUSTRIES LIMITED**

**ANIL MALIK**

**General Manager**
**& Company Secretary**

Dated : 14th November, 2005.
Place : Mumbai

BOOK-POST

HINDALCO

ADITYA BIRLA GROUP

**HINDALCO INDUSTRIES LIMITED**

Ahura Centre, 'B' Wing, 1st Floor, 82 Mahakali Caves Road, Andheri (E), Mumbai - 400 093.
Tel.: 5691 7000 • Fax : 5691 7001 • Email : amalik@adityabirla.com • Website : http://www.hindalco.com

Infomedia India Ltd.